2025 REPORT

Yummy Future (YC S19)


YUMMY FUTURE
ROBOTIC COFFEE THAT SCALES

REPORT CARD

Dear investors,

As we reflect on 2025 and the progress made since year-end, we are grateful for the support that helped Yummy Future evolve from operating a robotic coffee concept in a single market to building a platform for broader expansion. WHAT WENT WELL: Our Platform Reached an Important Milestone
Our robotic system, remote-support capabilities, and operating playbook matured significantly. Operating three stores across two states gave us greater confidence that the platform could support deployment in additional markets and, over time, nationwide expansion. Monthly Revenue Approximately Doubled
Following the opening of our Palo Alto location—our third store and our first location outside Illinois—monthly revenue grew from approximately $50,000 to approximately $100,000. The store also demonstrated that we could remotely support a location more than 2,000 miles from our Champaign headquarters. Our California Expansion Generated Strong Market Interest

California Expansion Generated Strong Market Interest
Our expansion into California attracted meaningful interest from prospective operators, business partners, property owners, and investors. This response encouraged us to begin developing a formal franchise program and exploring a partner-led model for future growth. WHAT DIDN'T GO SO WELL: Our Two Champaign Stores Were Too Close Together
Operating two stores near each other with similar menus created unnecessary overlap and limited demand growth. We recognized that the locations needed clearer product differentiation. This led us to relaunch one location as a dedicated Matcha House in March 2026. The change allowed us to serve a different customer need while using the same underlying robotic platform. The Palo Alto Opening Took Longer Than Planned
The opening of our Palo Alto location was delayed because local permitting and approval processes moved more slowly than expected. As a result, the store contributed revenue for only a limited portion of the year, and our audited 2025 results did not reflect a full year of operations at that location. Company-Operated Stores Consumed Too Many Team Resources
With a small team, opening and operating stores ourselves required substantial time and energy. Daily store operations, maintenance, replenishment, monitoring, and local support often pulled our attention away from technology development and building the broader business. LOOKING AHEAD: Transitioning to Partner-Led Growth
Operating three stores ourselves gave us firsthand experience with daily operations, real-world engineering issues, equipment maintenance, replenishment, and remote support. Our goal is to turn these lessons into a repeatable operating and support system that helps qualified franchisees and operating partners open and manage their own locations. Rather than relying on our small internal team to open stores one at a time, a partner-led model could allow multiple locations to be developed in parallel and meaningfully accelerate the pace of expansion. Completing Our Franchise System
We are focused on converting operator interest into signed partnerships while continuing to improve our franchise agreements, supply-chain systems, training program, store-opening process, and field-support services. Preparing for Multi-Market Deployment

As our technology and remote-support capabilities continue to mature, our goal is to make the platform easier to deploy across more locations, beverage concepts, and geographic markets. We believe 2025 was an important transition year. We strengthened the technology, proved that we could support an out-of-state location, and gained a clearer understanding of the systems required for scalable, partner-led growth. Thank you for your continued trust, patience, and support. We are grateful to have you with us as we build the next stage of Yummy Future. Best regards, Jack Cui

We need your help!

As we move from proving our model through company-operated stores to scaling through qualified partners, we're grateful for the support and guidance our investor community has provided. To help us bring the Yummy Future platform to more locations, we would especially value assistance in the following areas:

1. Expanding Our Franchise Network:
We are actively looking for experienced multi-unit food-and-beverage operators who understand local store operations and are interested in building new concepts around robotic beverage technology. If you know operators who could become strong franchise partners, we would greatly appreciate an introduction.
2. Connecting Us with High-Value Locations:
Our platform is especially well suited for environments where consistent beverage service is difficult to staff across long or uneven operating hours. We would value introductions to decision-makers at hotels, airports, hospitals, office campuses, universities, and mixed-use properties—particularly in Chicago, Los Angeles, New York, and Seattle.
3. Strengthening Our Franchise Operating System:
As we prepare for partner-led expansion, we are continuing to improve our franchise agreements, partner-selection process, training program, store-opening playbook, supply-chain coordination, and field-service support. Introductions to experienced franchise attorneys, advisers, and multi-unit operating experts would be extremely helpful.
4. Sourcing New Investor Leads & Spreading the Word:
We would also appreciate introductions to investors and funds interested in robotics, foodservice technology, and scalable franchise models. Beyond

fundraising, sharing the Yummy Future story with operators, property owners, and industry partners can help us reach the people who may play an important role in our next stage of growth.

Your continued support, advice, and connections can help us move from operating individual stores ourselves to building a repeatable platform that qualified partners can deploy in more markets. Thank you for continuing to be part of our journey.

Sincerely,

Yueming Yan

Co-founder & COO

Guangzhe Cui

Co-founder & CEO

How did we do this year?

REPORT CARD

A+

☺ The Good

A major milestone : Our robotic system, remote support, and operating playbook matured enough to support nationwide expansion

Monthly revenue jumped from $100K to $150K as we opened Palo Alto, our first store outside Illinois

Our California expansion drew strong interest from operators, partners, and investors, and we began developing our franchise program.

☹ The Bad

Our two Champaign stores were too close together, requiring us to differentiate one location with a dedicated Matcha House concept.

Palo Alto opened later than planned because local permitting and approvals took longer, limiting its 2025 revenue contribution.

With a small team, opening and operating stores ourselves diverted too much time and energy from building the broader business.

2025 At a Glance

January 1 to December 31


$$$$

$554,212 +34%
Revenue



-$1,217,816
Net Loss


IOU!

$228,213 [26%]
Short Term Debt



$1,019,441
Raised in 2025



$300,000

$300,000
Cash on Hand
As of 08/11/26

INCOME BALANCE NARRATIVE


Revenues
Profit
$414,341
-$890,785
$554,212
-$1,217,816
2024
2025

Net Margin: -220% Gross Margin: 59% Return on Assets: -75% Earnings per Share: -$0.13

Revenue per Employee: $110,842 Cash to Assets: 16% Revenue to Receivables: ~ Debt Ratio: 39%

Yummy_Future__Inc._2025-2024_Consolidated_Audited_GAAP_Financials__1_.pdf

We ❤️ Our 943 Investors

Thank You For Believing In Us

Cody Heisinger
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G P
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D S
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Wsr _
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A J
Kody Davies
Satyajeet Nimgaonkar
J D
Carole Kelly
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Senthamizhan Panneer...
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Indervir Sangha
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Mirko Lupatini
Xuemo Fan
Junjiang Le
Tianyu Liang
Saurabh Gajjar
William W Fuchs Jr
Javan Walters
Shi Bai
Steven Wilcox
Joshua Taddeo

Tien Nguyen	Gerardo Garcia Rosales	Azhar Allahdad	Reyn Spencer	Geogy Philip	Jacob Clauson
Michael Thoeresz	Chirag Patel	Javien Williams	Katie Kobetsky		

Thank You!

From the Yummy Future (YC S19) Team



Jack Cui in

Co-founder & CEO

Jack dropped out from the University of Illinois on a MS Ph.D. track in ECE, one of the top 4 ECE programs in the world. Y Combinator and Google alum. Worked on robotics for 10 years.



Garrett Yan in

Co-founder & COO

Garrett has a Masters in Electrical and Electronics Engineering from the University of Illinois - Champaign-Urbana, one of the top 4 ECE programs in the world. Y Combinator alum.

Cinny Fang

CFO



Hao Ouyang

CTO

M.S. in UC Berkeley. Led software team to win Robocon world champion. Builds robotics at Yummy Future.



Jenny Su

Details

The Board of Directors

Director	Occupation	Joined
Yueming Yan	CFO @ Yummy Future Inc.	2018
Guangzhe Cui	CEO @ Yummy Future Inc.	2018

Officers

Officer	Title	Joined
Yueming Yan	CFO	2018
Guangzhe Cui	CEO	2018

Voting Power

Holder	Securities Held	Voting Power
Guangzhe Cui	5,980,000 Common A	65.0%
Yueming Yan	3,220,000 Common A	35.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2019	$150,000	Safe	Section 4(a)(2)
10/2021	$100,000	Safe	Section 4(a)(2)

10/2021	$37,500	Safe	Section 4(a)(2)
10/2021	$37,500	Safe	Section 4(a)(2)
10/2021	$10,000	Safe	Section 4(a)(2)
11/2021	$20,000	Safe	Section 4(a)(2)
11/2021	$10,000	Safe	Section 4(a)(2)
11/2021	$50,000	Safe	Section 4(a)(2)
11/2021	$10,000	Safe	Section 4(a)(2)
11/2021	$10,000	Safe	Section 4(a)(2)
11/2021	$25,000	Safe	Section 4(a)(2)
12/2021	$9,000	Safe	Section 4(a)(2)
12/2021	$30,000	Safe	Section 4(a)(2)
12/2021	$500,000	Safe	Section 4(a)(2)
01/2022	$5,000	Safe	Section 4(a)(2)
01/2022	$100,000	Safe	Section 4(a)(2)
01/2022	$25,000	Safe	Section 4(a)(2)
01/2022	$200,000	Safe	Section 4(a)(2)
02/2022	$92,500	Safe	Section 4(a)(2)
04/2022	$2,000,000	Safe	Section 4(a)(2)
04/2022	$198,948		4(a)(6)
04/2022	$25,000	Safe	Section 4(a)(2)
07/2022	$55,000	Safe	Section 4(a)(2)
04/2025	$45,090		Regulation D
11/2025	$974,351		4(a)(6)
	$13,440		

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Founders ?		$13,440	$13,440 ?	%		

Related Party Transactions

Name	Founders
Amount Invested	$13,440
Transaction type	Loan
Outstanding	Yes
Relationship	Founders

[quickstart_synced]

Capital Structure

Class of Security	Securities (or Amount)	Securities (or Amount)	Voting Rights

	Authorized	Outstanding	Rights
Class A Common Stock	9,200,000	9,200,000	Yes
Class B Common Stock	800,000	0	Yes

Warrants: 0

Options: 800

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Intellectual property – although the company's recipes are closely held and guarded secrets, industrial espionage is a relevant risk, such as from illegal acts of potential competitors who might seek to gain access to the hardware, reverse engineer the ingredients or production methods, or bribe individuals in the supply chain to provide information, trade secrets, or intellectual property to the detriment of the company.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. We and our products may also be subject to significant governmental regulation relating to labor conditions, food health and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time-consuming and costly, and such expenses may materially affect our future ability to generate profit margin as projected.

Although the SAFE may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each

the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control

of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Yummy Future Inc.

Delaware Corporation
Organized September 2018
5 employees
60 Hazelwood Dr
Champaign IL 61820 http://yummy-future.com

Champaign IL 61820 http://yummy-future.com

Business Description

Refer to the Yummy Future (YC S19) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Yummy Future (YC S19) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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